UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeonnam-Gwangju, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) will close its shareholders’ registry from September 12, 2026 to September 22, 2026 to determine its shareholders entitled to vote in the upcoming extraordinary general meeting of shareholders (“EGM”). The shareholders who are registered in the KEPCO’s shareholders’ registry on September 11, 2026 will be entitled to exercise their voting rights at the extraordinary general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: August 27, 2026